# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEMENTOS PACASMAYO SAA, CIK 0001221029
CUSIP: 15126Q109
Title of class of securities: Common Shares, par value S/1.00 per share
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0002016373
Persons authorized to receive notices and communications: Jeremy Keim, Holcim Ltd, Grafenauweg 10, Zug, Switzerland (V8), 6300, 41 58 858 58 58; Paul K. Humphreys, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Stre, New York, New York (NY), 10007, (212) 277-4000; Michael A. Levitt, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Stre, New York, New York (NY), 10007, (212) 277-4000; Jeremy Barr, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Stre, New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- Inversiones ASPI S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Peru (R5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 common shares, par value S/1.00 per share (the "Common Shares"), of Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anonima abierta) organized under the laws of Peru (the "Company"), outstanding as of April 3, 2026, as disclosed on the Company's website on such date.
- HOLCIM LTD (CIK 0002016373): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 Common Shares of the Company outstanding as of April 3, 2026, as disclosed on the Company's website on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value S/1.00 per share
Name of issuer: CEMENTOS PACASMAYO SAA
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

(1) Inversiones ASPI S.A., a Peruvian sociedad anonima ("Inversiones"); and
(2) Holcim Ltd, a Swiss limited company ("Holcim" and, together with Inversiones, the "Reporting Persons").
Residence or business address: The principal business and office address of Inversiones is Calle La Colonia, No. 150, Urb. El Vivero, Surco, Lima 33, Peru. The principal business and office address of Holcim is Grafenauweg 10, 6300 Zug, Switzerland.
Present principal occupation or employment:
The principal business of Inversiones is to serve as a holding company. Holcim is the ultimate parent entity of the Holcim Group, the principal business which is the manufacture of construction and building materials. Following the Inversiones Acquisition (as defined and further described in Item 4 of this Schedule 13D), Inversiones is a direct, majority-owned subsidiary of Holcim. Holcim is listed on the SIX Swiss Exchange. Information about Holcim, including its significant investors, is disclosed in reports available through the SIX Swiss Exchange website and on Holcim's website, www.holcim.com.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Holcim notes that in 2022, two affiliates, Lafarge S.A. and Lafarge Cement Syria, reached a plea agreement with the United States Department of Justice related to conduct occurring prior to Holcim's acquisition of Lafarge S.A. Further details are available in the press release issued by Holcim on October 18, 2022, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Share Purchase Agreement

On December 15, 2025, Holcim entered into a Share Purchase Agreement (the "Purchase Agreement") with (i) the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck, a Peruvian citizen and resident, and Mariana Violeta Correa Sabogal de Hochschild, a Peruvian citizen and resident, (ii) Farragut Holdings, Inc., a Cayman limited company ((i) and (ii) collectively, the "Sellers") and (iii) Eduardo Hochschild Beeck, as representative of the Sellers, pursuant to which Holcim agreed to acquire from the Sellers 99.99% of the issued and outstanding shares of common stock of Inversiones (the "Inversiones Shares") in exchange for an aggregate cash purchase price of S/1,850,370,000 (the "Inversiones Acquisition"). The Inversiones Acquisition was consummated on March 30, 2026. The purchase price for the Inversiones Acquisition was funded from Holcim's working capital.

Inversiones owns 50.01% of the issued and outstanding Common Shares, which Common Shares are indirectly owned by Holcim following the Inversiones Acquisition.

Under the terms of the Purchase Agreement and based on Peruvian law, Holcim shall launch and complete a public tender offer for at least an additional 24.99% of the Common Shares within the timeframe permitted under Peruvian law (the "Public Tender Offer"). Within ten (10) Peruvian business days following the closing of the Inversiones Acquisition, Holcim must request that the Securities Market Superintendency (the "SMV") appoint a valuation entity to determine the minimum price Holcim may offer for the Common Shares in the Public Tender Offer. Under Peruvian law, the Public Tender Offer must be carried out within a period of six (6) months following the closing of the Inversiones Acquisition, or within five (5) Peruvian business days following the submission of the valuation report by the valuation firm to the SMV. Holcim intends to conduct the Public Tender Offer in accordance with U.S. and Peruvian law and in accordance with the terms of the Purchase Agreement. As of the date hereof, Holcim has not launched the Public Tender Offer.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The Purchase Agreement has been filed herewith to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Inversiones or Holcim. The Purchase Agreement contains representations, warranties and covenants that the parties to the Purchase Agreement made to one another as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Purchase Agreement and the allocation of risk between the parties thereto and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating their terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. Further, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or securityholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement. Accordingly, investors should not necessarily rely on the representations and warranties contained in the Purchase Agreement as representations regarding the current status of the businesses related to the Purchase Agreement.

General

The Reporting Persons acquired the Common Shares for corporate and strategic investment purposes as a manufacturer of construction and building materials and to expand Holcim's presence in Peru. Pursuant to the Purchase Agreement, and in accordance with Peruvian law, Holcim is obligated to launch and consummate the Public Tender Offer for Common Shares. On March 30, 2026, Holcim designated Santiago Maria Ojea Quintana and Simon Rolf Kronenberg as directors to the board of directors of the Company (the "Board"). Following consummation of the Public Tender Offer, Holcim intends to delist the Common Shares (traded in the form of American Depositary Shares) from the New York Stock Exchange and deregister the Common Shares under the Exchange Act. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the Common Shares that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

The Reporting Persons intend to review their investment in the Company on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment in the Company, including communicating with the board of directors of the Company (the "Board"), members of management or other security-holders of the Company, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, (i) those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Company or any of its subsidiaries, (ii) business combinations involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) material asset purchases, (v) the formation of joint ventures with the Company or any of its subsidiaries or the entry into other material projects, (vi) material changes in the present business, operations, strategy, future plans or prospects of the Company, (vii) financial or governance matters, (viii) other material changes in the Company's business or corporate structure, (ix) changes to the Board (including Board composition) or management of the Company, (x) acting as a participant in debt financings of the Company or any of its subsidiaries, (x) changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Company, (xi) the acquisition or disposition of Common Shares, including through derivative transactions which may include security-based swaps and short sales, (xii) changes in the Company's organizational documents or other actions that may impede the acquisition of control of the Company by any person, (xiii) de-listing or de-registration of the Company's securities, or (xiv) any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Company, including Common Shares and/or other equity, debt, notes or other financial instruments related to the Company or the Common Shares (which may include rights or securities exercisable or convertible into securities of the Company), and/or sell or otherwise dispose of some or all of such Company securities or financial instruments from time to time, in each case, in open market or private transactions, registered offerings, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Company, the Company's business and the Company's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's shares in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Inversiones directly holds 211,985,547 Common Shares, which shares represent approximately 50.01% of the 423,868,449 Common Shares outstanding as of April 3, 2026, as disclosed on the Company's website on such date.
Number of shares as to which each person has sole or shared power to vote or dispose: Following the Inversiones Acquisition, Holcim is the direct parent company of Inversiones and may be deemed to have voting and dispositive power over Common Shares held directly by Inversiones. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) of the Exchange Act.
Transactions in the class effected during the past sixty days: Other than the Inversiones Acquisition discussed above, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein. Except as described herein, neither Reporting Person has any contracts, arrangements, understandings or relationships with respect to the Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Share Purchase Agreement, dated December 15, 2025, by and among the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck and Mariana Violeta Correa Sabogal de Hochschild, Farragut Holdings, Inc., Eduardo Hochschild Beeck and Holcim Ltd

99.2 Press Release, dated October 18, 2022

## Signatures
- Inversiones ASPI S.A.: /s/ Norberto German Ledea, Norberto German Ledea/Director (04/06/2026)
- Inversiones ASPI S.A.: /s/ Sara Jimenez Fandino, Sara Jimenez Fandino/Director (04/06/2026)
- HOLCIM LTD: /s/ Virginie Darbo, Virginie Darbo/Group Head of Strategy and M&A Authorized Signatory (04/06/2026)
- HOLCIM LTD: /s/ Simon Rolf Kronenberg, Simon Rolf Kronenberg/Region Head of Latin America and Authorized Signatory (04/06/2026)